

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Lionel Kambeitz
Chief Executive Officer
Above Food Ingredients Inc.
2305 Victoria Avenue #001
Regina, Saskatchewan, S4P 0S7

   Re: Above Food Ingredients Inc.
     Registration Statement on Form F-4
     Filed October 16, 2023
     File No. 333-275005

Dear Lionel Kambeitz:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed October 16, 2023

Financial Statement Presentation, page 1

1. We note the financial statements of New Above Food have not been included in the filing. We also note the registrant is a foreign private issuer and will succeed to a business for which financial statements are included in the Form F-4. Please explain how you determined financial statements of the registrant are not required pursuant to Item 14(h) of Form F-4. To the extent the registrant has not commenced operations and has been in existence for less than a year, an audited balance sheet that is no more than nine months old may be sufficient.

2. Please provide updated financial statements and related disclosures for both Above Food and Bite to the extent required by the form requirements of Form F-4.

Industry and Market Data, page 1

3.   We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in this registration statement.

What conditions must be satisfied to complete the Business Combination, page 19

4.   We note that the parties may waive certain closing conditions including, but not limited to, Available Cash Condition. Please amend your disclosure to clarify which material conditions to closing are waivable, and tell us how you will inform investors if and/or when a material provision has been waived.

Questions and Answers about the Special Meeting and the Proposals
What interests do Bite's current officers and directors have in the Business Combination, page 22

5.   The third bullet appears to be inconsistent with your disclosure on page 77 that approximately $1,715,000 was outstanding in out-of-pocket expense reimbursements. Please advise or revise.

6.   Please revise to disclose the amount that the Sponsor paid per share for the Founder Shares.

Summary of the Registration Statement/Proxy Statement, page 31

7.   Please revise this section to describe the expected sources and use of funds in connection with the business combination.

8.   Please provide your organizational chart outlining your post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement in this section. Please include the security and percentage of voting interests that each entity/group of shareholders will have in each entity following the business combination.

Risk Factors, page 43

9.   Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Background of the Business Combination, page 115

10. We note your disclosure on page 118 that a draft of the Convertible Loan Agreement was delivered on December 26, 2023. Please revise.

11. We note your disclosure that ATB Capital Markets has been acting as co-lead placement agent in connection with the PIPE Financing, and EarlyBird is acting as a financial advisor to Bite. Please state whether ATB Capital Markets and EarlyBird will receive fees and expense reimbursements in connection with these roles. If so, please disclose the fees payable to ATB Capital Markets and EarlyBird.

12. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, valuation, structure, consideration, amount of the PIPE, proposals and counter-proposals, and the minimum cash amount. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.

Resignation of BMO, page 121

13. Please provide us with the engagement letter between Bite and BMO Capital Markets Corp. We note your disclosure regarding ongoing obligations of the Company pursuant to the engagement letter that will survive the termination of the engagement. Please disclose whether there are any other obligations, such as rights of first refusal and lockups, and discuss the impacts of those obligations on the Company in the registration statement.

Certain Above Food Projected Financial Information, page 125

14. We note your projections are based on "assumptions that Above Food management believed to be material." Please revise to provide greater specificity concerning the material assumptions underlying your projections, including quantifying the assumptions, and clearly explain how the assumptions relate to the projected information.

Unaudited Pro Forma Condensed Combined Financial Information, page 131

15. We note your disclosure on page 133 that the maximum redemption assumes the redemption of 1,450,000 shares so that the trust account would hold the minimum cash required to satisfy the Available Cash Condition. Please revise your disclosures to more clearly explain how the number of shares was calculated. Please also disclose whether there are any circumstances under which the Available Cash Condition can be waived, and, if it can, please explain how and why you determined the current presentation actually presents the maximum redemption scenario.

16. Please revise the pro forma financial statements to address the following:
   - Refer to transaction adjustment 2. Explain how you determined it is appropriate to record anticipated transaction costs in accounts payable rather than as a reduction to cash. Specifically disclose what, if any, arrangements or negotiations you have had with third parties to extend the repayment for these costs. Also, explain how you determined none of the anticipated costs are required to be recorded in the pro forma statement of operations.
   - Refer to transaction adjustment 3. More fully explain how you determined the appropriate accounting for the A and B Earnout shares and the Sponsor Earnout shares. Specifically address what entity the disclosed assumptions relate to and how they were determined. Also, more fully explain how you determined the gain recorded in the pro forma statement of operations and provide a sensitivity analysis to disclose the potential impact of changes in your stock price.
   - Refer to transaction adjustment 4. Based on the last sentence of the note, is it not clear why the adjustment to cash for the issuance of convertible debt subsequent to 1/31/23 is reduced for interest expense or why additional interest expense is recorded in the pro forma statement of operations. Clarify or revise.
   - Refer to transaction adjustment 10. More fully explain how you determined the terms of the warrant exchange, including if and how you determined the estimated fair values of the warrants before and after the warrant exchange. Specifically address what entity the disclosed assumptions relate to and how they were determined. Also, more fully explain how you determined the gain recorded in the pro forma statement of operations and provide a sensitivity analysis to disclose the potential impact of changes in your stock price.
   - The pro forma financial statements appear to include shares to be issued to acquire the remaining interest in ANF and shares to be issued to acquire NRGene; however, they do not appear to reflect the pro forma impact of either acquisition. Clarify or revise.
   - Due to the fact that assets in the trust account are assumed to be released as of 2/1/22, it is not clear why you have not recorded an adjustment to the pro forma statement of operations to eliminate the interest income earned on the trust account reflected in Bite's historical financial statements. Clarify or revise.
   - Provide a pro forma note to explain how the weighted average shares outstanding used to compute pro forma net losses per share were determined and to disclose the numbers and nature of the securities excluded from pro forma diluted losses per share because they are anti-dilutive.

Comparative Share Information, page 146

17.   Please clarify if amounts are presented in CAN $ or US $. Please also clarify or revise the two headings related to Bite, which appear to be identical, and more fully explain how the book value per share amounts are calculated, including if they are calculated using the number of shares outstanding as of the date presented and if and/or how redeemable shares are treated.

Description of Business, page 169

18.   We note your disclosure on page 47 regarding your collaboration arrangements. Please revise this section to disclose the nature of your collaboration arrangements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Above Food
Results of Operations, page 203

19.   We note throughout the discussion of results of operations you attribute changes in each financial statement line item to numerous causal factors. Please revise your disclosures to provide a more detailed and granular discussion that provides greater transparency into the material components and potential variability of your revenue, cost of sales, and operating losses during the periods presented. For example, for each financial statement line item where you attribute changes to multiple components you should:
   • Identify and quantify each individually significant component;
   • Quantify the change in each respective component during each period; and
   • Discuss the reasons for changes in each components identified.
   To facilitate a clear and comprehensive understanding, please consider providing tabular information to supplement your discussion and analysis. For example, please expand your discussion of revenue to quantify the impact that acquisitions, changes in volumes sold, and changes in commodity prices had during each period. In this regard, we note you quantify volume growth but absent understanding changes in prices relative to changes in volumes, it is not clear how much the disclosed volume growth impacted revenue. It is also not clear how much the mark-to-market and foreign exchange losses impacted gross profit or the reasons why such losses occurred.

Segment Information , page 205

20.   Please revise your disclosures to more fully address the specific facts and circumstances that resulted in the following:
   • Increases in realized and unrealized losses on forward commodity contracts and foreign exchange during FY 2023;
   • Impairment losses on goodwill and intangible assets in FY 2023; and
   • Increases in employee headcount and professional fees during FY 2023.

Liquidity and capital resources, page 206

21.   Please revise your disclosures to more fully explain how you intend to service your debt classified in current liabilities based on the related repayment terms or current debt covenant violations. Please specifically address your plans to repay debt, refinance debt, extend debt terms, cure debt covenant violations, and/or obtain waivers. Please also address the potential risks and consequences if these plans are not successful.

Material U.S. Federal Income Tax Considerations of the Business Combination, page 260

22.   We note your disclosure that it is intended that the business combination qualify as a transaction described in Section 351(a) and thus not a taxable transaction. Please revise your disclosures here to more clearly state counsel's tax opinion on the business combination. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Consolidated Financial Statements - Above Food Corp.
Note 2. Summary of Significant Accounting Policies
Revenue, page F-56

23.   Please revise your disclosure that indicates revenue from commodity contracts is recognized at a point in time by transferring control of the commodity to the customer to clarify when and how control transfers.

Note 4. Acquisitions and dispositions, page F-61

24.   Notwithstanding your disclosures in the pro forma financial statements, based on the numerous acquisitions that have occurred during the most recent fiscal year and subsequent interim period and that appear to be probable, please demonstrate to us how you determined, individually and in the aggregate, that no additional financial statements are required by Rule 3-05 of Regulation S-X.

Note 14. Derivative instruments , page F-70

25. Please provide the disclosures required by ASC 815-10-50-4A(b) or explain how you determined the current disclosures are adequate.

Note 19. Segment information, page F-77

26. Please provide the disclosures required by ASC 280-10-50-22, including the amounts of revenue attributable to each reportable segment during each period presented and, if applicable, the disclosures required by ASC 280-10-50-30(a). Please also provide the disclosures required by ASC 280-10-50-41(b), in this regard, based on disclosures under Business, it appears you may have long-lived assets in Canada and in the United States.

Note 20. Revenue, page F-77

27. We note your disclosures of disaggregated revenue based on revenue recognized under different accounting guidance. Please revise your disclosures to comply with ASC 606-10-50-6. Please also tell us your consideration of disclosing revenue from external customers for each product category based on your disclosures on page 205 and the requirements of ASC 606-10-55-90.

Note 21. Fair value measurements, page F-78

28. Please provide the disclosures required by ASC 820-10-50-2(bbb) and (g) or explain how you determined the current disclosures are adequate.

General

29. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

30. We note your disclosure that the Sponsor "may" purchase Bite common stock from

institutional and other investors for the purpose of increasing the likelihood of approval of the Business Combination Proposal. Please provide your analysis on how such potential purchase would comply with Rule 14e-5.

31.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

32.   Please revise your conflicts of interest discussion to clarify how the board considered those conflicts in negotiating and recommending the business combination.

33.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

34.   We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

35.   Please revise your disclosure to state whether your charter waived the corporate opportunities doctrine. If waived, explicitly state that and address this as a potential conflict of interest, and state whether it impacted your search for an acquisition target.

36.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

37. Please disclose whether and how your business, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
- Suspend the production, purchase, sale or maintenance of certain items;
- Experience higher costs due to constrained capacity or increased commodity prices of challenges sourcing materials;
- Experience surges or declines in consumer demand for which you are unable t4o adequately adjust your supply; or
- Be unable to supply products at competitive prices or at all due to export restrictions or sanctions.

     Explain whether and how you have undertaken efforts to mitigate and where possible, quantify the impact to your business.

38. Please acknowledge that there are risks presented to investors by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to strict liability for any material misstatements or omissions in a registration statement.

39. Please provide us with any correspondence between BMO Capital Markets Corp. and Bite Acquisition Corp. relating to BMO Capital Markets Corp.'s resignation.

40. We note that you are registering the primary issuance of New Above Food Common Shares underlying the Promissory Note Conversion and Convertible Loan Agreement. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please revise or provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common shares to the Promissory Note Conversion and Convertible Loan Agreement as the overlying securities appear to have been offered privately. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

41.   We note that you are registering the primary issuance of New Above Food Common Shares to be issued in connection with the NRGene Acquisition and ANF Purchase Agreement. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please revise or provide your analysis as to why you believe you are eligible to register the primary issuance of these shares. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing